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                               Exhibit 99.1

                   PRIOR YEAR 2000 READINESS DISCLOSURES


Each of the following statements previously made by the Corporation is being designated as a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act. These prior Year 2000 Readiness Disclosures were based in part upon and repeated information provided by the Corporation's customers, suppliers and other third parties without independent verification by the Corporation. These prior Year 2000 Readiness Disclosures are superseded by the Year 2000 Readiness Disclosure in the Quarterly Report on Form 10-Q for the period ended September 30, 1998.

ANNUAL REPORT ON FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 1997

YEAR 2000 COMPLIANCE. The Corporation is currently in the process of addressing an issue that is facing all users of automated information systems. The issue is that many computer systems that process transactions based on two digits representing the year of the transaction may recognize a date using "00" as the year 1900 rather than the year 2000. The inability to correctly recognize "00" as the year 2000 could affect a wide variety of automated information systems, such as mainframe applications, personal computers and communication systems, in the form of software failure, errors or miscalculations.

The Corporation has developed a plan to prepare for the year 2000. This plan includes the performance of an inventory of software applications (approximately 50% complete), communicating with third party vendors and suppliers, and obtaining certifications of compliance from third party providers. The Corporation's core computer services provider, West Shore Computer Services, Inc. ("West Shore") (20% of the stock of which is owned by the Corporation) has implemented its own plan to perform an inventory of its systems and ensure that its systems are year 2000 compliant. The Corporation believes that West Shore has completed approximately 15% of its plan.

The Corporation will continue to assess the impact of the year 2000 issue on the remainder of its computer-based systems and applications throughout 1998. The Corporation's goal is to perform tests of its systems and applications during 1998 and to have all systems and applications compliant with the century change by early 1999.

The Corporation is continuing to seek assurances that the systems of other companies on which the Corporation's systems rely will be timely converted or modified. If such modifications and conversions are not completed timely, their inability to correctly recognize the year 2000 could have an adverse impact on the operations of the Corporation.


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The Corporation believes that with modifications to existing software and conversions to new software, the year 2000 issue should not pose significant operational problems for its computer systems and that costs to be incurred are not expected to be material to the Corporation's results of operations, liquidity or capital resources.

The date on which the Corporation projects it will complete the year 2000 modifications was based on management's best estimates. There can be no guarantee that these estimates will be achieved and actual results could differ from those anticipated. Specific factors that might cause differences include, but are not limited to, the ability of other companies on which the Corporation's systems rely to modify or convert their systems to be year 2000 compliant, the ability to locate and correct all relevant computer codes, and similar uncertainties.

































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